May 25, 2010

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	Foster Wheeler AG
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 24, 2010
File No. 001-31305

Dear Mr. Decker:

Set forth below are responses of Foster Wheeler AG (“Foster Wheeler” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 11, 2010 (the “Letter”).  For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Business

Customers and Marketing, page 6

1.
Please revise your future filings to disclose the name of the client that accounted for a significant portion of your consolidated revenues during the periods presented.  Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Response:  We note that Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the name of a customer if sales to the customer equal or exceed 10% of consolidated revenues of the registrant and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.  We advise the Staff that, although sales to the referenced customer exceeded 10% of our consolidated revenues in each of fiscal years 2007, 2008 and 2009, we did not disclose the name of this customer in our Form 10-K filing because we believe that the loss of such customer would not have a material adverse effect on our business and that of our subsidiaries taken as a whole.  The nature of our business is such that significant revenues that arise on one project and which are attributable to a single customer are inherently temporary.  Unlike a business which supplies a basic product or service to a customer over a long period of time, the revenues we derive from any single customer can vary dramatically from period to period based on the nature and duration of a particular contract.

United States Securities and Exchange Commission
May 25, 2010

Moreover, our operating revenues attributable to a single customer may be significantly affected by flow-through revenues.  Flow-through revenues and costs are generated when we purchase materials, equipment or third-party services on behalf of our customer on a reimbursable basis with no profit on the cost of the materials, equipment or third-party services and where we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for the materials, equipment or third-party services included in flow-through costs.  Flow-through revenues and costs do not impact contract profit or net earnings, and therefore the loss of such revenues or costs would not have a material effect on our business.  For example, operating revenues of $0.6 billion, $1.6 billion and $1.2 billion in fiscal years 2007, 2008 and 2009, respectively, that we generated working on projects with this particular customer included flow-through revenues of $0.4 billion, $1.3 billion and $1.1 billion, respectively.  We do not believe the loss of the operating revenues, exclusive of the flow-through revenues, of $0.2 billion, $0.3 billion and $0.1 billion in fiscal years 2007, 2008 and 2009, respectively, generated by projects with this particular customer would have been material to our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 45

2.
Please show us how you will revise your future filings to more fully quantify each of the reasons for changes in each business segment’s EBITDA between periods where multiple factors are the cause for fluctuations.  For example, your Global E&C Group’s EBITDA decreased $114 million from 2008 to 2009.  Pages 36 and 46 do not quantify the total decrease in Global E&C Group’s contract profit.  Furthermore, your analysis on page 46 quantifies less than half of the net decrease by describing reductions to EBITDA totaling $53 million and increases to EBITDA totaling $23 million.  Similar improvements should be made to your analysis of the Global Power Group’s EBITDA.  Please also revise each of your segment discussions to disclose the dollar amount of the change in contract profit between periods.

Response:  In order to enhance our disclosure and in response to the Staff’s comments, we will supplement our disclosure in future filings as noted below.

United States Securities and Exchange Commission
May 25, 2010

The following is an excerpt from page 46 of our Form 10-K, with our proposed addition identified by underlining.  Amounts are in thousands of dollars.

“Global E&C Group

The decrease in our Global E&C Group’s EBITDA resulted primarily from the net impact of the following:

•	Decreased contract profit of $99,100 mainly attributable to the impact of the following:

o
Decreased volume of operating revenues, excluding the impact of the change in flow-through revenues as described above, while contract profit margins remained unchanged excluding the below noted severance-related postemployment benefits charge.

o	A $7,800 decrease in contract profit in fiscal year 2009 for a severance-related postemployment benefits charge, described below.

•
A severance-related postemployment benefits charge of $8,700 in fiscal year 2009.  The severance charge results from our efforts to right-size our Global E&C operations to match anticipated market conditions in fiscal year 2010 and to balance our workforce to match the geographic mix of our work to be performed, which included a workforce reduction in our U.K. operations, partially offset by workforce increases in our South Africa and India operations.  The severance-related postemployment benefits charge in fiscal year 2009 decreased contract profit by $7,800 (noted above) and increased selling, general and administrative expenses by $900.

•	A net decrease in EBITDA of approximately $44,500 due to foreign currency fluctuations relative to the U.S. dollar, primarily driven by the British pound and Euro, compared to fiscal year 2008.

These decreases were partially offset by the following:

•
A $6,300 equity earnings increase in our Global E&C Group’s projects in Italy compared to fiscal year 2008.  Fiscal year 2009 equity earnings increased by $1,600 related to a new project which commenced operations at the end of fiscal year 2008.  Fiscal year 2008 equity earnings were decreased by $4,900 related to a change in the tax rates to those projects for periods prior to fiscal year 2008.

•	A net loss on the settlement of transactions denominated in foreign currencies in fiscal year 2008 of approximately $14,800, primarily driven by the sharp decline in the British pound.

•	A $2,200 impairment charge in our Global E&C Group in fiscal year 2008 related to an investment in a power project development in Italy.”

United States Securities and Exchange Commission
May 25, 2010

*           *           *

The following is an excerpt from page 48 of our Form 10-K, with our proposed addition identified by underlining.  Amounts are in thousands of dollars.

“Global Power Group

The decrease in our Global Power Group’s EBITDA in fiscal year 2009, as compared to fiscal year 2008, resulted primarily from the following:

•	Decreased contract profit of $35,400 mainly attributable to the impact of the following:

o
Decreased volume of operating revenues, significantly offset by increased contract profit margins.  Additionally, contract profit margins increased excluding the impact of the items noted below which occurred during fiscal year 2008.

o	A $7,500 increase in contract profit in fiscal year 2008 for a commitment fee received for a contract that our Global Power Group was not awarded.

o
A $6,700 decrease in contract profit in fiscal year 2008 for a legacy project in Ireland.  Please refer to Note 17 to the consolidated financial statements in this annual report on Form 10-K for further information.

o	A $6,600 decrease in contract profit in fiscal year 2008 for a severance-related postemployment benefits charge.

•
A decrease in equity earnings in our Global Power Group’s project in Chile of $5,300 which was primarily due to a decrease in the average electric tariff rates when compared to the average electric tariff rates in effect during fiscal year 2008.

•	A net decrease in EBITDA of approximately $7,300 due to foreign currency fluctuations relative to the U.S. dollar, primarily driven by the Euro and Polish Zloty, compared to fiscal year 2008.

These decreases were partially offset by the following:

•
During fiscal year 2008, our Global Power Group recorded a charge for severance-related postemployment benefits of $9,000.  The severance-related postemployment benefits charge resulted from our efforts to right-size our power generation business to match anticipated market conditions.  The charge in fiscal year 2008 of $9,000 decreased contract profit by $6,600 (noted above), increased selling, general and administrative expenses by $2,100 and increased other deductions, net by $300.

United States Securities and Exchange Commission
May 25, 2010

•	A net loss on the settlement of transactions denominated in foreign currencies in fiscal year 2008 of approximately $2,200.”

By including the amount of the change in contract profit within the discussion of the change in each business segment’s EBITDA, all of the material drivers of the changes have been described.

Application of Critical Accounting Policies

Asbestos, page 63

3.
Please show us how you will revise your discussion in future filings to more fully explain which assumptions used to estimate your future asbestos liability were changed as of December 31, 2009 as well as the reasons why.  For example, it is unclear whether you always recorded your estimated asbestos liability at a level consistent with ARPC’s reasonable best estimate or if you historically recorded your liability at a level above or below ARPC’s reasonable best estimate.  It is also unclear if the revised estimate is the result of any new information or changes in your strategy for processing these claims.

Response:  We have always recorded our estimated asbestos liability at management's reasonable best estimate, and, since 2004, at a level consistent with ARPC's reasonable best estimate.  In order to enhance our disclosure and in response to the Staff’s comments, we will supplement our disclosure in future filings as noted below.

The following is an excerpt from pages 63-64 of our Form 10-K, with our proposed addition identified by underlining.  Amounts are in thousands of dollars.

 “Since year-end 2004, we have worked with Analysis Research Planning Corporation, or ARPC, nationally recognized consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at year-end for the next 15 years.  Since that time, we have recorded our estimated asbestos liability at a level consistent with ARPC’s reasonable best estimate.

Based on its review of fiscal year 2009 activity, ARPC recommended that the assumptions used to estimate our future asbestos liability be updated as of fiscal year-end 2009.  Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through fiscal year 2024 considering the advice of ARPC.  In fiscal year 2009, we revalued our liability for asbestos indemnity and defense costs through fiscal year 2024 to $376,500, which brought our liability to a level consistent with ARPC’s reasonable best estimate.  In connection with updating our estimated asbestos liability and related asset, we recorded a charge of $26,400 in fiscal year 2009 resulting primarily from increased asbestos defense costs projected through fiscal year 2024.  The increase in projected asbestos defense costs through fiscal year 2024 results largely from our continued strategy to control indemnity costs for non-meritorious claims by consistently and vigorously defending such claims.

United States Securities and Exchange Commission
May 25, 2010

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type - mesothelioma, lung cancer, and non-malignancies - and the breakdown of known and future claims into disease type - mesothelioma, lung cancer or non-malignancies.  The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs.  Total defense costs and indemnity liability payments are estimated to be incurred through fiscal year 2024, during which period the incidence of new claims is forecasted to decrease each year.  We believe that it is likely that there will be new claims filed after fiscal year 2024, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after fiscal year 2024.  Historically, defense costs have represented approximately 31% of total defense and indemnity costs.  Through December 31, 2009, cumulative indemnity costs paid, prior to insurance recoveries, were approximately $692,300 and total defense costs paid were approximately $315,600.”

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 80

4.
Please revise your future filings to disclose whether or not you include an allocation of depreciation and amortization in your cost of operating revenues.  If you do not include an allocation of depreciation and amortization in your cost of operating revenues, please revise your description of cost of operating revenues on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of operating revenues (exclusive of depreciation and amortization).”  Please also revise your filing throughout to clearly disclose, if true, that your cost of operating revenues and contract profit measures do not include an allocation of depreciation and amortization.  See also SAB Topic 11:B for further guidance.

Response:   We note for the Staff that “Cost of operating revenues” in our consolidated statement of operations includes an allocation of depreciation and amortization.  In order to enhance our disclosure and in response to the Staff’s comments, in future filings, we will include in the “Land, Buildings and Equipment” section of our “Summary of Significant Accounting Policies” footnote the following disclosure:

“Depreciation expense is allocated to cost of operating revenues or selling, general and administrative expenses based on the manner in which the underlying assets are deployed.”

United States Securities and Exchange Commission
May 25, 2010

Furthermore, we note for the Staff that the “Intangible Assets” section on pages 84-86 within our “Summary of Significant Accounting Policies” footnote includes disclosure on page 86 of the amount of amortization expense related to identifiable intangible assets recorded within the cost of operating revenues for fiscal years 2007 to 2009.

Note 5 – Equity Interests, page 93

5.
Please show us how you will revise your future filings to more fully describe the nature of the participating rights held by the minority shareholder that resulted in your determination that you do not have a controlling interest in the Chilean refinery/electric power generation project despite owning 85% of the project.

Response:  In order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will include the following description of the participating rights in our “Equity Interests” footnote:

“The participating rights held by the minority shareholder include the right to approve or reject the annual financial (capital and operating) budget and the annual operating plan, the right to approve or reject the appointment of the general manager and senior management, and approval rights with respect to capital expenditures beyond those included in the annual budget.”

We note for the Staff that we have considered the recently amended variable interest entity accounting guidance in FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” and have concluded that we do not have a controlling financial interest and should not consolidate the Chilean entity.

United States Securities and Exchange Commission
May 25, 2010

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON MARCH 24, 2010

General

6.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  In assessing whether our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on us, senior management considered both the design of our compensation policies and practices and the controls and procedures we maintain to manage risk.  Senior management reviewed its analysis and conclusions with the Compensation Committee.

The principal elements of our compensation program are base salaries, our short term incentive plan (“STI Plan”), our long term incentive plan (“LTI Plan”) and retirement and other benefits.  Only certain employees participate in the STI Plan and a more limited group in the LTI Plan; compensation for employees who do not participate in these plans is limited to base salary and other benefits.  We believe the mix of compensation elements in our compensation program helps mitigate risk by providing a balance between fixed and variable compensation and long and short term compensation.

Because base salaries and retirement benefits are not incentive based, we concluded that they do not create material risk to us.  We do not maintain any material commission-based compensation programs.

The Compensation Committee helps mitigate risk through its oversight of our compensation programs, including approval of STI Plan targets and payouts and LTI Plan program design.  The Compensation Committee also approves the awards to the Section 16 officers.

With regard to the STI Plan and LTI Plan, we considered the following:

•	STI Plan:

o	Payouts under the STI Plan are capped at two times the target award opportunity;

o	Targets are set at the Business Group level and for 2009 were based on multiple metrics, including an external metric:

▪	Targets were based on achievement of a financial metric (EBITDA for the operating Business Groups and net income for the Corporate Center function) and progress toward key initiatives; and

United States Securities and Exchange Commission
May 25, 2010

▪	Awards potentially exceeding one times target were assessed based on earnings growth relative to peers.

o	The Compensation Committee has the ultimate discretion over the amount of any STI Plan payment based on their assessment of performance.

•	LTI Plan:

o	Awards under the LTI Plan consist of 50% restricted stock units and 50% stock options, thereby diversifying the type of equity vehicle granted to participants;

o	Awards under the LTI Plan vest over a three-year period, thereby providing a balance between annual and long-term incentives;

o
The LTI Plan includes a provision that entitles the Company to recoup profits from sales in the six month period preceding a termination for cause, which includes gross negligence/willful misconduct and breach of fiduciary duty to the Company; and

o
In order to reduce risk related to stock ownership by our employees, we maintain stock ownership guidelines that are applicable to certain of our officers and an insider trading policy that is applicable to all employees and prohibits “short sales” of Foster Wheeler securities and purchasing or selling put options and call options related to Foster Wheeler securities.

•
Neither the STI Plan nor the LTI Plan includes specific objectives or targets based on volume of work booked, so that no incentive is provided to book projects that carry risk beyond our acceptable tolerance level.

•	The Company maintains a rigorous process whereby:

o	The Project Risk Management Group (“PRMG”), which is a corporate-level function and reports directly to the chief executive officer, categorizes all new business into three categories by risk;

o	All high risk bids are reviewed by PRMG, who may conclude that a bid/opportunity should not be pursued. A final bid/no bid decision rests with the CEO of the Company;

o
Proposed departures from the Company’s standard key contractual protections must be approved by the chief executive officer, chief operating officer, chief financial officer and chief legal officer; and

o	Status of projects is reviewed regularly with all senior executives of the Company.

United States Securities and Exchange Commission
May 25, 2010

We believe that this process helps ensure that we assume an appropriate level of risk and exercise appropriate control over projects that may impact, among other things, the value of variable compensation under the STI Plan and LTI Plan.

•
The costs of the incentive plans are not significant as a percentage of our total revenue (2009 expense related to the STI Plan was approximately 0.8% of 2009 operating revenues and 2009 expense related to the LTI Plan was approximately 0.4% of operating revenues).

Based on these considerations, we concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us, and, therefore, do not require disclosure in response to Item 402(s) under Regulation S-K.

Compensation Discussion and Analysis, page 32
Role of Compensation Consultants and Compensation Data, page 34
Use of Compensation Survey and Peer Group Data, page 34

7.
We note that your compensation committee targets annual base salary, short-term incentive target award opportunity and long-term incentive compensation for your named executive officers in the range of the 50th to 75th percentile of the peer group data.  With a view towards improving future disclosure, please tell us where the percentile rankings for annual base salary, short-term incentive target award opportunity and long-term incentive compensation for your named executive officers for fiscal year 2009 actually fell with respect to the other peer group data.

Response:  We acknowledge the Staff’s comment, and we will modify our disclosure in future filings to clarify where the percentile rankings for annual base salary, short-term incentive target award opportunity and long-term incentive compensation for our named executive officers actually fall with respect to the peer group data.  In addition, as we note below, the Compensation Committee also considers other factors when setting compensation for the named executive officers.  Assuming these changes had been made in advance of this year’s filing, the relevant disclosure would have appeared as follows on page 34 of our Definitive Proxy Statement on Schedule 14A filed on March 24, 2010 (the “Definitive Proxy Statement”):

“Use of Compensation Survey and Peer Group Data

The Compensation Committee targets annual base salary, short-term incentive target award opportunity and long-term incentive compensation for our named executive officers in the range of the 50th to 75th percentile of the peer group data, as provided by its compensation consultant, for NEOs who are established and performing well in their current positions.  The Compensation Committee also considers compensation data in the 25th percentile for NEOs who are either newly hired or promoted into their positions.  The Compensation Committee also considers other factors, including the individual performance of the executive, contractual obligations to the executive pursuant to the executive’s employment agreement and compensation data in the 50th to 75th percentile according to the general compensation survey data.

United States Securities and Exchange Commission
May 25, 2010

For fiscal 2009, our annual base salaries and short-term incentive target award opportunities were between the 50th and 75th percentile of the Hewitt peer group data and long-term incentive compensation was between the 50th and 75th percentile of the Mercer long-term incentive data for each of Messrs. Milchovich, della Sala, Baseotto and Ganz, except that the long-term incentive compensation for Mr. Ganz exceeded the 75th percentile of the Mercer long-term data as a result of our obligation under his employment agreement to grant him an annual long-term incentive award equal to 1.5 times his annual base salary.  Mr. Flexon’s annual base salary and short-term incentive target opportunity exceeded the 75th percentile of the Mercer compensation data for presidents or chief executives of similarly sized subsidiary operations.  The dollar amount of Mr. Flexon’s long-term incentive compensation exceeded the 75th percentile for the Mercer compensation data but, as a percentage of base salary, his long-term incentive compensation was between the 50th and 75th percentile of the Mercer compensation data.  In approving compensation for Mr. Flexon in excess of the 75th percentile of the applicable compensation data, the Compensation Committee considered Mr. Flexon’s compensation as Executive Vice President and Chief Financial Officer at his then current employer, NRG Energy, Inc., and the fact that Mr. Flexon was a potential successor for Mr. Milchovich as Chief Executive Officer of Foster Wheeler AG.”

United States Securities and Exchange Commission
May 25, 2010

Base Salaries, page 35

8.
With a view towards improving future disclosure, please tell us why the board or compensation committee, as the case may be, approved salary increases of approximately 21% and 22% for Messrs. Milchovich and Baseotto, respectively, but approved increases of only approximately 8% and 4% for Messrs. della Sala and Ganz, respectively.

Response:  We acknowledge the Staff’s comment and note that we do not consider percentage increases in making decisions regarding annual base salaries for our named executive officers, but instead consider the compensation data and other factors excerpted in our response to Comment 7 above under “Use of Compensation Survey and Peer Group Data.”  We believe that this disclosure, together with the additional disclosure we propose in our response to Comment 7 to include in this section of the Definitive Proxy Statement, describes for investors the relevant data and other factors that our Board of Directors, in the case of our chief executive officer, and the Compensation Committee, in the case of our other named executive officers, consider with regard to annual base salary adjustments.

Share Ownership Guidelines, page 45

9.	In future filings, please disclose whether each of your named executive officers and non-employee directors are then currently in compliance with your share ownership guidelines.

Response: We acknowledge the Staff’s comment and we will disclose in the future whether each of our named executive officers and non-employee directors are in compliance with the Share Ownership Guidelines (the “Guidelines”), whether by attaining the required target ownership level or by complying with the provisions of the Guidelines applicable to sales of shares prior to attaining the required target ownership level, as described on page 43 of the Definitive Proxy Statement.

United States Securities and Exchange Commission
May 25, 2010

*                      *                      *                      *

As requested, Foster Wheeler acknowledges the following:

•	Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the foregoing is responsive to the comments posed in your Letter and am available at 011 41 22 741 8040 to discuss these matters with you at your convenience.  You may also contact Lisa Wood, Vice President and Controller, at (908) 713-2801 to discuss these matters.

Very truly yours, /s/ Franco Baseotto Franco Baseotto Executive Vice President, Chief Financial Officer and Treasurer

cc:	Lisa Haynes, Staff Accountant, Securities and Exchange Commission
Chambre Malone, Staff Attorney, Securities and Exchange Commission
Dietrich King, Staff Attorney, Securities and Exchange Commission